EXHIBIT A

Report to Shareholders
(all amounts in US$ unless otherwise noted)

Significant events during the most recent quarter:

•	Federal Court overturns Agrarian Court surface rights nullification order at Cerro San Pedro project.

•	Receipt of explosives permit for Cerro San Pedro project.

•	Renewal of municipal construction and operating licenses for Cerro San Pedro project.

•	Federal Court ruling in favor of Cerro San Pedro project opponents seeking nullification of Federal environmental permit.

•	Acquisition of purchase option for Rio Figueroa copper-gold project in Chile.

MEXICO — Cerro San Pedro Project (100%)

The Cerro San Pedro gold and silver project is located in the State of San Luis Potosí, Mexico, approximately 20 kilometers outside the city of San Luis Potosí and is operated by Metallica’s wholly owned subsidiary Minera San Xavier, S.A de C.V (MSX). The mine is projected to produce an average of 90,500 ounces of gold and 2.1 million ounces of silver per year over its currently estimated 8.3-year mine life.

Construction of the Cerro San Pedro project began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. However, unexpected and unforeseen problems resulted in suspending construction in June 2004.

In April 2004, MSX received notice that the Agrarian Court residing in the State of San Luis Potosí, Mexico, found in favor of a contesting group and nullified the lease agreement that the Company had entered into in 1997 with the Ejido of Cerro San Pedro for surface rights it is using to access its mineral rights at the project. Significantly, however, the court did not rule that MSX had to either cease construction of its project or vacate the ground. Both the Company and the current possessors of the ground, who are the original ejido members that entered into the 1997 Lease Agreement, appealed this decision to a higher-level Federal Court and also began pursuing other options in order to establish a long-term legal basis for using the land. In November 2004, the Federal Court ruled that the group opposing the project did not have the legal right to contest the lease and ordered the Agrarian Court to revoke its nullification order. The Agrarian Court must either permanently reinstate the lease agreement or nullify it, but for different reasons than those which formed the basis of the Agrarian Court’s original resolution. The timing of a decision from the Agrarian Court is uncertain.

In October 2004, MSX received its explosives operating permit from SEDENA (Secretaria de Defensa Nacional) for its Cerro San Pedro project. The permit is valid through December 31, 2004 and MSX has filed an application for renewal of the permit for 2005. All explosives operating permits in Mexico must be renewed annually.

MSX achieved another significant milestone in August 2004 when it received the renewal of the annual construction and operating licenses from the Municipality of Cerro San Pedro. The inability to receive the municipal construction and operating licenses, along with the explosives operating permit, were instrumental in the decision to suspend project construction activities on June 22, 2004. Construction continues to be suspended and is continually being evaluated in light of the recent court ruling involving MSX’s environmental permit discussed below.

In August 2004, MSX was informed that a Mexican Federal Court rendered a judgement in favor of a group opposing the Cerro San Pedro project who are seeking the nullification of MSX’s Federal environmental permit that was issued by governmental authorities in 1999. The legal action brought by the opposing group claims that the permit violates Federal environmental and other laws. Despite the ruling, the environmental permit is currently valid and will remain valid pending official notification of the ruling by Federal authorities. The Company believes that the court’s ruling did not consider a number of relevant facts in reaching its conclusion, and is actively and aggressively challenging the decision. In the event that MSX is unsuccessful in its legal efforts to have the ruling overturned, MSX will be required to submit a new environmental permit application in order to complete construction and operate the mine.

CHILE — El Morro Project (100%)

The El Morro copper-gold porphyry project consists of the La Fortuna and El Morro target areas and is located along one of the most prolific copper belts in Chile. Metallica and Noranda entered into a joint venture agreement in September 1999, which allows for Noranda to earn a 70% interest in the El Morro project. Noranda has already spent in excess of $10 million on the project, which was the exploration expenditure required to be spent by September 2005. In addition to the exploration expenditures, Noranda must make a cash payment to Metallica of $10 million by September 2005 in order to earn its 70% interest. Additionally, the joint venture agreement requires that Noranda must:

•	Complete a bankable feasibility study by September 2007.

•	Finance 70% of Metallica’s 30% share of the project development costs, if requested by Metallica. These funds will be provided at 1% above Noranda’s financing cost.

Noranda has calculated the following inferred mineral resource estimate for the La Fortuna area of the El Morro project:

Cut-off
Grade	Tonnes	Copper	Gold	Copper lbs	Gold oz
(% Cu)	(000)	(%)	(g/t)	(billions)	(millions)
0.3	590,000	0.56	0.46	7.3	8.7
0.4	465,000	0.61	0.50	6.2	7.4
0.5	340,000	0.67	0.51	5.0	5.6

In addition to the La Fortuna mineral resource, Noranda has calculated an inferred mineral resource estimate for the namesake El Morro area of the El Morro project as follows:

Cut-off
Grade	Tonnes	Copper	Gold	Copper lbs	Gold oz
(% Cu)	(000)	(%)	(g/t)	(billions)	(millions)
0.2	190,000	0.34	0.12	1.4	0.7
0.3	100,000	0.41	0.14	0.9	0.5
0.4	45,000	0.50	0.18	0.5	0.3

The La Fortuna and El Morro mineral resource estimates were completed in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000. The resource estimate was prepared by Noranda under the supervision of John Sullivan, former Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualified Person as that term is defined in National Instrument 43-101.

The La Fortuna mineral resource is considered to be open both to the north and at depth. One core hole, DDHF-39, extends 325 meters below the base of the current resource estimate and averages 0.55% copper and 0.46 grams of gold per tonne over the lower 325 meters.

Noranda has informed Metallica that it intends to spend approximately $1.7 million on the El Morro project in 2004. This includes an 8,000-meter diamond-drilling program scheduled to begin in December 2004. Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either makes the $10 million payment to Metallica that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project.

EXPLORATION — Rio Figueroa Project (100%)

In September 2004, the Company entered into an option agreement to acquire a 100% interest in the Los Potrillos copper-gold property located in northern Chile. The option agreement provides Metallica with the right to purchase 100% of the Los Potrillos property in exchange for a series of annual cash payments totaling $3.5 million payable over five years, and a commitment to invest a total of $1.5 million in exploration expenditures. The vendors retain a 1.5% NSR royalty against any future production from the property.

The project, known as Rio Figueroa, is located approximately 80 kilometers southeast of Copiapó and 17 kilometers west of the Refugio mine. Metallica’s land position totals approximately 82 square kilometers, including 19 square kilometers comprising the Los Potrillos option plus a surrounding 65 square kilometers of exploration concessions that are 100% controlled by Metallica. Property access and potential for future infrastructure are considered excellent. Local elevations are moderate for the Chilean Andes, ranging from 3,000 to 4,200 meters.

Metallica’s work program for the 2004-2005 field season will involve the identification and prioritization of exploration targets followed by a program of first pass reconnaissance drilling which is anticipated to begin in the first quarter of 2005.

As always, I appreciate the continued support of your Company.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
November 4, 2004

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial condition of the Company for the three months and nine months ended September 30, 2004 and 2003 has been prepared based on information available to the Company as of November 4, 2004, and should be read in conjunction with the consolidated financial statements and the related notes for the three months and nine months then ended, and in conjunction with MD&A for the year ended December 31, 2003. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations

Third Quarter 2004 Compared to Third Quarter 2003
 The Company reported net income of $1,649,917 ($0.02 per share) for the three months ended September 30, 2004 as compared to a loss of $1,326,066 ($0.03 per share) for the three months ended September 30, 2003. The increase in net income of $2,975,983 in the current period is primarily due to an increase in foreign exchange gains of $1,851,433 on cash balances held in Canadian dollars resulting from a strengthening of the Canadian dollar relative to the U.S. dollar at September 30, 2004 as compared to June 30, 2004, and a $675,691 decrease in write-down of mineral properties and deferred expenditures in the current period on various Chilean exploration projects. General and administrative expense decreased by $141,361 in the current period and was primarily due to a newslet-ter marketing program undertaken the preceding period. Interest expense of $118,797 for the three months ended September 30, 2003 represents interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% equity interest in the Cerro San Pedro project. The acquisition debt was paid off in February 2004. Interest income increased by $164,163 in the current period due to higher invested cash balances resulting from net proceeds of $61.3 million from the Company’s December 2003 public equity offering. Income from option payments of $100,000 in the current period represents the final option payment received from the sale of the Mara Rosa project in Brazil.

Year to Date 2004 Compared to Year to Date 2003
 The Company reported a loss of $213,971 ($0.00 per share) for the nine months ended September 30, 2004 as compared to a loss of $2,078,800 ($0.05 per share) for the nine months ended September 30, 2003. The decrease in loss of $1,864,829 in the current year is primarily due to an increase in interest income and income from option payments in the current period, along with a decrease in write-downs of mineral properties and deferred expenditures in the current period. Interest expense of $360,298 for the nine months ended September 30, 2003 represents interest accretion on acquisition debt relating to the Cerro San Pedro project. The loan was paid off in February 2004, resulting in only $40,260 of interest accretion in the current period. Write-downs of mineral properties and deferred expenditures decreased by $698,291 in the current period due to a write-off in the preceding period of a MIMK property, Los Colorados. Foreign exchange gains increased by $368,184 in the current period and resulted from cash balances held in Canadian dollars and a strengthening of the Canadian dollar relative to the U.S. dollar at September 30, 2004 as compared to December 31, 2003. Interest income for the nine months ended September 30, 2004 increased by $620,454 when compared to the preceding period and is due to higher invested cash balances resulting from the Company’s December 2003 public equity offering. Income from option payments of $300,000 in the current period represents the final option payments received by the Company from the sale of its Mara Rosa project.

Summary of Quarterly Results

The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

	2004		2003
	3rdQuarter	2ndQuarter	1stQuarter	4thQuarter
Total revenues	$—	$—	$—	$—
Net income (loss)(1)	$1,649,917	$(1,174,302)	$(689,586)	$363,253
Net income (loss) per share(2)	$0.02	$(0.01)	$(0.01)	$0.01

	2003		2002
	3rdQuarter	2ndQuarter	1stQuarter	4thQuarter
Total revenues	$—	$—	$—	$—
Net income (loss)(1)	$(1,326,066)	$(388,595)	$(364,139)	$(480,916)
Net income (loss) per share(2)	$(0.03)	$(0.01)	$(0.01)	(0.01)

(1)	Net income (loss) before discontinued operations and extraordinary items is equal to net income (loss).

(2)	Net income (loss) per share before discontinued operations and extraordinary items is equal to net income (loss) per share.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $588,951 for the three months ended September 30, 2004 as compared to a decrease in cash and cash equivalents of $5,786,821 for the three months ended September 30, 2003. The $5,197,870 decrease in 2004 cash outflows is primarily due to a $5,000,000 acquisition debt payment to Glamis in 2003 relating to the Cerro San Pedro project. The Company also had an increase in foreign exchange gains in the current period totaling $1,851,433 due to a strengthening of the Canadian dollar, which was partially offset by an increase in current period expenditures on mineral properties and deferred expenditures, principally the Cerro San Pedro project, of $1,205,083.

The Company’s cash and cash equivalents decreased by $24,204,520 for the nine months ended September 30, 2004 as compared to an increase in cash and cash equivalents of $285,585 for the nine months ended September 30, 2003. The $24,490,105 increase in 2004 cash outflows primarily results from an increase in payments in the current period to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty totaling $6,328,067, an increase in expenditures on mineral properties and deferred costs totaling $8,481,636 due to the commencement of construction at the Cerro San Pedro project in February 2004 and a decrease in proceeds from the issuance of common shares, warrants and stock options of $9,137,536 in the current period.

The Company had working capital of $42,850,603 at September 30, 2004 as compared to working capital of $59,738,527 at December 31, 2003. The $16,887,924 decrease in working capital results primarily from expenditures relating to the Cerro San Pedro project that were incurred during the nine months ended September 30, 2004: $5,000,000 for contingent purchase price payments, $2,250,000 for a royalty, and $10,396,345 for project development, construction and mineral property costs. The Company has completed all of its payment obligations relating to its purchase of Glamis’ 50% interest in the Cerro San Pedro project.

Outstanding Share Data

As of November 4, 2004, the Company has one class of common shares issued and outstanding totaling 82,687,043 shares. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. The Company has an additional 5,049,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$2.00 per share through March 11, 2005. Stock options outstanding as of November 4, 2004 total 2,535,500 and are exercisable for common shares at prices ranging from Cdn$0.45 per share to Cdn$2.87 per share.

Corporate Outlook

The Company’s focus for 2004 has been on the construction of its Cerro San Pedro heap-leach gold and silver project in central Mexico and the resolution of various legal and permitting issues involving the project. Construction began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating licenses. In August 2004, the Company received the municipal construction and operating licenses, and in October 2004, the Company received the project explosives permit. Construction continues to be suspended and is continually being evaluated in light of the issues discussed below.

In August 2004, the Company was informed that a Mexican Federal Court rendered a judgement in favor of a group opposing the Cerro San Pedro project who are seeking the nullification of the Company’s Federal environmental permit that was issued by governmental authorities in 1999. The legal action brought by the opposing group claims that the permit violates Federal environmental and other laws. Despite the ruling, the environmental permit is currently valid and will remain valid pending official notification of the ruling by Federal authorities. Management believes that the court’s ruling did not consider a number of relevant facts in reaching its conclusion, and is actively and aggressively challenging the decision. In the event that the Company is unsuccessful in its efforts to have the ruling overturned, the Company will be required to submit a new environmental permit application in order to complete construction and operate the mine. There are no assurances that the Company would be successful in its efforts to obtain a new environmental permit.

In April 2004, the Agrarian Court in San Luis Potosí, Mexico, found in favor of a contesting group and nullified a lease agreement of the Company for surface rights at its Cerro San Pedro project. The Company appealed the Agrarian Court decision to a higher level Federal Court, and is also pursuing other options in order to establish a long-term legal basis for using the land. In November 2004, the Federal Court ruled that the group opposing the project did not have the legal right to contest the lease and ordered the Agrarian Court to revoke its nullification order. The Agrarian Court must either permanently reinstate the lease agreement or nullify it, but for different reasons than those which formed the basis of the Agrarian Court’s original resolution. The timing of a decision from the Agrarian Court is uncertain.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that it is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Balance Sheets
(unaudited) U.S. dollars

	September 30,	December 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$41,905,536	$66,110,056
Value-added tax and other current assets	1,438,000	415,878

	43,343,536	66,525,934
Mineral properties and deferred exploration expenditures (Note 3)	44,499,335	26,574,390
Fixed assets, net	435,042	234,863
Other assets	18,513	18,661

Total assets	$88,296,426	$93,353,848

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$492,933	$597,771
Reclamation and closure cost obligation	—	29,796
Note payable	—	200,100
Acquisition debt (Note 3)	—	5,959,740

	492,933	6,787,407
Reclamation and closure cost obligation (Note 4)	199,300	—

Total liabilities	692,233	6,787,407
Shareholders’ equity (Note 5):
Share capital 82,487,043 shares issued (2003: 81,763,885)	107,550,814	106,786,049
Contributed surplus	25,033	—
Warrants	7,373,839	7,469,578
Stock options	964,954	6,675
Deficit	(28,310,447)	(27,695,861)

	87,604,193	86,566,441

Total liabilities and shareholders’ equity	$88,296,426	$93,353,848

Contingencies (Note 6)

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Interest income	$184,703	$20,540	$683,977	$63,523
Income from option payments	100,000	—	300,000	—

	284,703	20,540	983,977	63,523
General and administrative expense	350,652	492,013	1,087,571	929,372
Exploration expense	56,835	58,742	186,585	142,021
Reclamation and closure costs	—	—	17,368	—
Stock-based compensation expense (Note 5(c))	17,035	914	89,496	5,789
Interest expense	—	118,797	40,260	360,298
Write-down of mineral properties and deferred expenditures	34,959	710,650	34,959	733,250
Foreign exchange gain	(1,851,729)	(296)	(368,577)	(393)

	(1,392,248)	1,380,820	1,087,662	2,170,337

Income (loss) before income taxes	1,676,951	(1,360,280)	(103,685)	(2,106,814)
Income tax provision	27,034	(34,214)	110,286	(28,014)

Net income (loss) for the period	1,649,917	(1,326,066)	(213,971)	(2,078,800)

Deficit at beginning of period as previously reported	(29,960,364)	(26,733,048)	(27,695,861)	(25,980,314)
Stock-based compensation expense (Note 5(c))	—	—	(400,615)	—

Deficit at beginning of period as restated	(29,960,364)	(26,733,048)	(28,096,476)	(25,980,314)

Deficit at end of period	$(28,310,447)	$(28,059,114)	$(28,310,447)	$(28,059,114)

Basic and diluted income (loss) per share	$0.02	$(0.03)	$—	$(0.05)

Weighted average number of common shares outstanding	82,481,269	42,603,346	82,315,259	39,979,629

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Cash Flows Provided From (Used for) Operating Activities
Net income (loss) for the period	$1,649,917	$(1,326,066)	$(213,971)	$(2,078,800)
Non-cash items:
Depreciation and amortization	3,572	2,731	9,385	7,877
Stock-based compensation expense	17,035	914	89,496	5,789
Interest expense	—	118,797	40,260	356,380
Common share contribution to retirement plan	6,232	5,429	17,281	16,316
Write-down of mineral properties and deferred expenditures	34,959	710,650	34,959	733,250
Foreign exchange gain on foreign cash held	(1,851,729)	(296)	(368,577)	(393)
Cash provided from (used for) working capital and other assets:
Value-added tax and other current assets	(408,489)	155,187	(1,022,122)	(89,026)
Other assets	1,738	—	—	—
Accounts payable and accrued liabilities	(94,293)	(125,685)	(123,025)	55,712
Reclamation and closure cost obligation	—	(32,039)	(29,796)	(113,017)

	(641,058)	(490,378)	(1,566,110)	(1,105,912)

Cash Flows (Used for) Investing Activities
Mineral properties and deferred expenditures	(1,790,941)	(585,858)	(9,955,494)	(1,473,858)
Mineral property acquisition costs, net of cash acquired	—	—	(5,000,000)	(1,921,933)
Payment to acquire royalty	—	—	(2,250,000)	—
Payments to acquire fixed assets	(8,681)	(28,836)	(253,138)	(102,386)

	(1,799,622)	(614,694)	(17,458,632)	(3,498,177)

Cash Flows Provided From (Used for) Financing Activities
Common shares and warrants issued for cash, net of issue costs	—	(801)	—	9,470,525
Proceeds from exercise of warrants	—	125,914	400,230	125,914
Proceeds from exercise of stock options	—	192,842	251,515	192,842
Loan to director	—	—	—	100,000
Repayment of note payable	—	—	(200,100)	—
Repayment of acquisition debt	—	(5,000,000)	(6,000,000)	(5,000,000)

	—	(4,682,045)	(5,548,355)	4,889,281

Foreign Exchange Gain on Foreign Cash Held	1,851,729	296	368,577	393
Increase (decrease) in cash and cash equivalents	(588,951)	(5,786,821)	(24,204,520)	285,585
Cash and cash equivalents, beginning of period	42,494,487	10,593,292	66,110,056	4,520,886

Cash and cash equivalents, end of period	$41,905,536	$4,806,471	$41,905,536	$4,806,471

Cash and Cash Equivalents
Cash on hand and balances with banks	$509,696	$921,378	$509,696	$921,378
Short-term investments	$41,395,840	$3,885,093	$41,395,840	$3,885,093
Non-cash Investing and Financing Activities
Value of stock options capitalized as mineral properties and deferred expenditures	$63,177	$—	$493,201	$—
Non-cash Financing and Operating Activities
Common shares issued to reduce retirement plan obligation	$6,232	$5,429	$17,281	$16,316
Interest Payments	$—	$6,003	$—	$13,923
Income Taxes	$30,000	$—	$110,286	$—

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) U.S. dollars

1. Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2003. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, with the exception that on January 1, 2004, the Company adopted the fair value method of accounting for stock-based compensation. The impact of the adoption is set out in Note 5(c).

2. Nature of Operations

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties, primarily in Mexico and South America. The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project, as described in Note 6.

3. Mineral Properties and Deferred Expenditures

				MIMK
	Cerro San		Rio	and other
	Pedro,	El Morro,	Figueroa,	projects,
	Mexico	Chile	Chile	Chile	Total
Balance at December 31, 2003	$25,468,520	$1,039,589	$—	$66,281	$26,574,390
Mineral properties	583,485	—	116,284	8,971	708,740
Deferred expenditures	9,812,860	—	176,547	11,757	10,001,164
Acquisition costs	5,000,000	—	—	—	5,000,000
Purchase of royalty	2,250,000	—	—	—	2,250,000
Write-downs	—	—	—	(34,959)	(34,959)

Balance at September 30, 2004	$43,114,865	$1,039,589	$292,831	$52,050	$44,499,335

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less 50% of MSX’s working capital deficit at closing of $58,832. As a result of the purchase, MSX became a wholly owned subsidiary of the Company. MSX’s principal asset is a 100% ownership interest in the Cerro San Pedro gold and silver project located in the State of San Luis Potosí, Mexico. The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. The purchase price included a contingent payment for $2.5 million payable upon commencement of commercial production and an additional contingent payment for $2.5 million due one year from commencement of commercial production. In addition, Glamis retained a sliding scale net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project when gold prices equal or exceed $325 per ounce.

On March 24, 2004, the Company acquired the net returns royalty from Glamis for $2.25 million and paid the remaining $5.0 million of contingent payments owed to Glamis. The royalty purchase price of $2.25 million and the $5.0 million of contingent payments have been allocated to mineral properties. In addition, on February 10, 2004, the Company made a $6.0 million acquisition debt payment to Glamis as part of its acquisition of MSX. The Company has completed all of its payment obligations to Glamis resulting from its acquisition of Glamis’ 50% interest in MSX.

4. Reclamation and Closure Obligation

The Company has adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An accretion component is charged each period to reflect interest on the fair value of the liability. The accretion component will be capitalized until commencement of commercial operations, at which time future accretion will be expensed as incurred. At September 30, 2004, the Company estimated a fair value of $199,300 for its future reclamation obligation at the Cerro San Pedro project.

5. Share Capital

a)	Common shares issued and outstanding

	Shares	Amount
Balance at December 31, 2003	81,763,885	$106,786,049
Exercise of stock options	355,000	251,515
Exercise of warrants	354,500	400,230
Shares issued for retirement plan	13,658	17,281
Fair value of warrants exercised	—	95,739

Balance at September 30, 2004	82,487,043	$107,550,814

b)	Warrants

As of September 30, 2004, the Company has outstanding warrants to purchase 24,399,000 common shares as follows:

	Exercise	Outstanding at		Outstanding at
Expiry Date	Price (Cdn$)	December 31, 2003	Exercised	September 30, 2004
March 11, 2004	$1.50	353,500	353,500	—
March 11, 2005	$2.00	5,050,000	1,000	5,049,000
December 11, 2008	$3.10	19,350,000	—	19,350,000

		24,753,500	354,500	24,399,000

c)	Stock options

As of September 30, 2004, the Company has outstanding stock options to purchase 2,735,500 common shares as follows:

	Weighted
	Average Exercise	Number	Amount
	Price (Cdn$)	Outstanding	(US$)
Balance at December 31, 2003 as previously reported	$1.12	2,800,250	$6,675
Stock-based compensation expense	—	—	400,615
Balance at January 1, 2004 as restated	1.12	2,800,250	407,290
Granted	2.39	400,000	272,877
Exercise of options (granted prior to January 1, 2002)	0.94	(355,000)	—
Expiration of options (granted January 1, 2002 and thereafter)	1.64	(35,000)	(25,033)
Expiration of options (granted prior to January 1, 2002)	1.41	(74,750)	—
Vesting of options (granted January 1, 2002 to December 31, 2003)	—	—	309,820

Balance at September 30, 2004	$1.31	2,735,500	$964,954

Exercisable at September 30, 2004	$1.17	2,114,666

Effective January 1, 2004, the Company adopted the revised Canadian Institute of Chartered Accountants Section 3870 — “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Under the new guideline, stock-based compensation expense would have been increased by $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The adoption of this new guideline resulted in a cumulative increase of $400,615 to deficit and share options at January 1, 2004.

The pro forma effect on loss for the period, and basic and diluted loss per share, for the three-month and nine-month periods ended September 30, 2003, had the Company followed the fair value method of accounting for stock-based compensation, is as follows:

	Three Months	Nine Months
	Ended September 30, 2003	Ended September 30, 2003
Loss for the period	$1,326,066	$2,078,800

Compensation expense	70,712	220,554
Pro forma loss for the period	$1,396,778	$2,299,354

Basic and diluted loss per share:
As reported	$0.03	$0.05
Pro forma	$0.03	$0.06

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003
Risk free interest rate (Canada)	3.3% to 3.5%	3.6% to 4.4%
Expected dividend yield	0.0%	0.0%
Expected price volatility of the Company’s common shares	70% to 71%	79% to 87%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

6. Contingencies

a)	In April 2004, an Agrarian Court in San Luis Potosí, Mexico, rendered a judgement in favor of a contesting group and nullified MSX’s lease agreement for surface rights at its Cerro San Pedro project. The Company appealed the Agrarian Court decision to a higher level Federal Court, and is also pursuing other options in order to establish a long-term legal basis for using the land. In November 2004, the Federal Court ruled that the group opposing the project did not have the legal right to contest the lease and ordered the Agrarian Court to revoke its nullification order. The Agrarian Court must either permanently reinstate the lease agreement or nullify it, but for different reasons than those which formed the basis of the Agrarian Court’s original resolution. The timing of a decision from the Agrarian Court is uncertain.

b)	The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend project construction or operations.

c)	In August 2004, a Mexican Federal Court of Appeals rendered a judgement in favor of a group opposing the Cerro San Pedro project seeking nullification of the environmental permit that was issued to MSX by governmental authorities in 1999. The legal action brought by the group claims that the permit violates Federal environmental and other laws. Although the environmental permit is currently valid pending official notification of the ruling by Federal authorities, there are no assurances that the Company’s efforts to overturn the ruling will be successful.

Metallica Resources Inc.

c/o Metallica Management Inc.
12200 East Briarwood, Suite 165
Centennial, Colorado 80112 USA